Exhibit 99.1

China Biologic Enters into Definitive Merger Agreement for Going Private Transaction

BEIJING, China – November 19, 2020 – China Biologic Products Holdings, Inc. (NASDAQ: CBPO, “China Biologic” or the “Company”), a leading fully integrated plasma-based biopharmaceutical company in China, today announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with CBPO Holdings Limited (“Parent”) and CBPO Group Limited (“Merger Sub”), a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement and subject to the terms and conditions thereof, Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity and becoming a wholly-owned subsidiary of Parent (the “Merger”), in a transaction implying an equity value of the Company of approximately US$4.76 billion.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each ordinary share of the Company (each, a “Share”) issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive US$120.00 in cash without interest (the “Per Share Merger Consideration”), except for (i) Shares owned by the Company as treasury shares or by any direct or indirect subsidiary of the Company, which will be cancelled and cease to exist without consideration, (ii) Shares held by Parent or any direct or indirect subsidiary of Parent (including the Rollover Shares (as defined below) to be contributed to Parent immediately prior to or at the Effective Time), which will be, at Parent’s option, cancelled and cease to exist without consideration or converted into the same number of shares of the surviving company, and (iii) Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which will be cancelled and cease to exist in exchange for the right to receive the payment of fair value of such dissenting Shares determined in accordance with Section 238 of the Companies Law of the Cayman Islands.

The Per Share Merger Consideration represents a 16.8% premium over the closing price of the Shares as quoted by the NASDAQ Global Market on September 17, 2019, the last trading day prior to the Company’s announcement of its receipt of the “going-private” proposal, and a premium of 21.1% over the volume-weighted average price of the Shares during the 30 trading days through September 17, 2019.

Immediately following the consummation of the Merger, Parent will be beneficially owned by (i) Centurium Capital, through its affiliated entities Beachhead Holdings Limited (“Beachhead”), Double Double Holdings Limited (“Double Double”) and/or Point Forward Holdings Limited (“Point Forward”), (ii) CITIC Capital, through its affiliated entity 2019B Cayman Limited (“2019B Cayman”), (iii) Mr. Marc Chan, through his affiliated entity Parfield International Ltd. (“Parfield”), (iv) Hillhouse Capital, through its affiliated entities (“Hillhouse”), (v) V-Sciences Investments Pte Ltd (“V-Sciences”), an indirect wholly-owned subsidiary of Temasek Holdings (Private) Limited, and (vi) Mr. Joseph Chow, CEO and chairman of the board of directors (the “Board”) of the Company, through his affiliated entities Biomedical Treasure Limited (“Biomedical Treasure”), Biomedical Future Limited (“Biomedical Future”), Biomedical Development Limited (“Biomedical Development”), TB MGMT Holding Company Limited (“TB MGMT”), TB Executives Unity Holding Limited (“TB Executives”) and TB Innovation Holding Limited (“TB Innovation”), or their respective affiliates (the foregoing (i) through (vi), together with Parent, Merger Sub and PW Medtech Group Limited (“PWM”), which is bound by certain provisions of that certain amended and restated consortium agreement, dated as of the date hereof, by and among Parent, Merger Sub, PWM and certain other parties and the PWM Merger Voting Undertaking (as defined below) pursuant to the terms thereof, collectively, the “Buyer Consortium”).

Concurrently with the execution of the Merger Agreement, Beachhead, Double Double, Point Forward, 2019B Cayman, Parfield, Hillhouse, V-Sciences, Mr. Joseph Chow, Biomedical Treasure, Biomedical Future, Biomedical Development, certain management members of the Company (such management members, collectively, the “Rollover Management Members”) (all the foregoing persons, collectively, the “Rollover Securityholders”), TB MGMT, TB Executives and TB Innovation entered into a voting and support agreement with Parent, pursuant to which the Rollover Securityholders have agreed to vote all the Shares beneficially owned by them in favor of the authorization and approval of the Merger Agreement and to contribute to Parent immediately prior to or at the Effective Time certain Shares (the “Rollover Shares”) and equity awards of the Company beneficially owned by the Rollover Securityholders.

In addition, on October 26, 2020, (i) each of Biomedical Treasure, Biomedical Future and 2019B Cayman entered into a share purchase agreement with PWM, pursuant to which Biomedical Treasure, Biomedical Future and 2019B Cayman have agreed to purchase from PWM an aggregate of 5,321,000 Shares at a purchase price of US$120.00 per Share (the “PWM Share Sales”), (ii) 2019B Cayman entered into a share purchase agreement with Parfield, pursuant to which 2019B Cayman has agreed to purchase from Parfield an aggregate of 300,000 Shares at a purchase price of US$120.00 per Share (the “Parfield Share Sale”), and (iii) Biomedical Development entered into a share purchase agreement with Double Double, pursuant to which Biomedical Development has agreed to purchase from Double Double an aggregate of 775,000 Shares at a purchase price of US$120.00 per Share (the “Double Double Share Sale”). Concurrently with the execution of the Merger Agreement, PWM delivered a voting undertaking to Parent (the “PWM Merger Voting Undertaking”), pursuant to and subject to the terms and conditions of which, PWM has covenanted to vote all the Shares beneficially owned by it or with respect to which it is otherwise entitled to vote or consent, in favor of the authorization and approval of the Merger Agreement.

As of the date of this press release, members of the Buyer Consortium (including PWM) and the Rollover Management Members beneficially own Shares representing approximately 68.84% of the total outstanding Shares.

The Buyer Consortium intends to fund the Merger through a combination of (i) rollover equity contributions from the Rollover Securityholders, (ii) debt financing provided by one or more third party financial institutions, (iii) available cash of the Company and its subsidiaries, and (iv) if any of the PWM Share Sales and Parfield Share Sale fails to consummate prior to the closing of the Merger, cash contributions by each of Biomedical Treasure, Biomedical Future and 2019B Cayman and/or their respective affiliates.

The Board, acting upon the unanimous recommendation of a special committee of independent directors established by the Board (the “Special Committee”), approved the Merger Agreement and the Merger, and resolved to recommend the Company’s shareholders vote to authorize and approve the Merger Agreement and the Merger. The Special Committee negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The Merger, which is currently expected to close during the first half of 2021, is subject to customary closing conditions, including, among others, (i) that the Merger Agreement shall be authorized and approved by an affirmative vote of shareholders representing at least two-thirds of the Shares present and voting in person or by proxy at an extraordinary general meeting of the Company’s shareholders and (ii) that the aggregate amount of dissenting Shares shall be less than 8% of the total outstanding Shares immediately prior to the Effective Time. If completed, the Merger will result in the Company becoming a privately-held company and its Shares will no longer be listed on the NASDAQ Global Select Market.

Duff & Phelps, LLC and Duff & Phelps Securities, LLC are serving as the financial advisor to the Special Committee, Davis Polk & Wardwell LLP is serving as U.S. legal counsel to the Special Committee, and Maples and Calder (Hong Kong) LLP is serving as Cayman Islands legal counsel to the Special Committee.

Kirkland & Ellis LLP is serving as co-U.S. legal counsel to the Buyer Consortium, Wilson Sonsini Goodrich & Rosati is serving as co-U.S. legal counsel and Hong Kong legal counsel to the Buyer Consortium, Harney Westwood & Riegels is serving as Cayman Islands legal counsel to the Buyer Consortium, and Fangda Partners is serving as PRC legal counsel to the Buyer Consortium.

Buyer Consortium’s Amendment to Schedule 13E-3 Transaction Statement

In connection with the proposed PWM Share Sales, Parfield Share Sale and Double Double Share Sale (collectively, the “Proposed Buyer Consortium Transfers”), Beachhead, Double Double, Point Forward together with certain other filing persons (the “Filing Persons”) have filed an amendment no. 4 to the transaction statement on Schedule 13E-3 (together with such transaction statement and amendments no. 1, 2 and 3 thereto, the “Buyer Consortium Transaction Statement”) with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Filing Persons filed the Buyer Consortium Transaction Statement because the Proposed Buyer Consortium Transfers, together with the previously announced and consummated purchases of Shares by members of the Buyer Consortium (all such consummated purchases being collectively, the “Completed Buyer Consortium Transfers,” and together with the Proposed Buyer Consortium Transfers, collectively, the “Buyer Consortium Transfers”), could be viewed as steps in a series of transactions having the reasonable likelihood or purpose of producing a Rule 13e-3 transaction under the Exchange Act. SHAREHOLDERS AND OTHER INVESTORS OF THE COMPANY ARE URGED TO READ THE BUYER CONSORTIUM TRANSACTION STATEMENT, THE EXHIBITS TO THE BUYER CONSORTIUM TRANSACTION STATEMENT AND OTHER MATERIAL FILED WITH OR FURNISHED TO THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE BUYER CONSORTIUM TRANSFERS, THE BUYER CONSORTIUM MEMBERS, THE FILING PERSONS, THE COMPANY, AND RELATED MATTERS. All information contained in the Buyer Consortium Transaction Statement has been supplied by the Filing Persons, and the Company has not produced any disclosure with respect to any Filing Persons.

The Buyer Consortium Transaction Statement and its exhibits are available on the Company’s website at http://chinabiologic.investorroom.com/index.php?s=127 and can also be found at the SEC’s website at www.sec.gov. In addition, copies of these documents can be obtained, without charge, by contacting Centurium Capital at the following email address and/or phone number:

Tel: +86 10 5929 3690

E-Mail: info@centurium.com

As of the date of this release, none of the Proposed Buyer Consortium Transfers has been consummated, and no assurances can be made that any of the Proposed Buyer Consortium Transfers will be consummated. The consummation of each of the Proposed Buyer Consortium Transfers is not subject to approval by the shareholders of the Company.

Additional Information about the Merger

The Company will furnish to the SEC a report on Form 6-K regarding the Merger, which will include as an exhibit thereto the Merger Agreement. All parties desiring details regarding the transactions contemplated by the Merger Agreement are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company will prepare and mail a proxy statement that will include a copy of the Merger Agreement to its shareholders. In addition, certain participants in the Merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement (or an amendment to the Buyer Consortium Transaction Statement) that will include the Company’s proxy statement. These documents will be filed with or furnished to the SEC. SHAREHOLDERS AND OTHER INVESTORS OF THE COMPANY ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. In addition to receiving the proxy statement and the Schedule 13E-3 transaction statement (or the amendment to the Buyer Consortium Transaction Statement) by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from its shareholders with respect to the Merger and related matters. Information regarding the persons or entities who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and the Schedule 13E-3 transaction statement (or the amendment to the Buyer Consortium Transaction Statement) relating to the Merger and related matters, when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and the Schedule 13E-3 transaction statement (or the amendment to the Buyer Consortium Transaction Statement) and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other materials that may be filed with or furnished to the SEC should the proposed merger proceed.

About China Biologic Products Holdings, Inc.

China Biologic Products Holdings, Inc. (NASDAQ: CBPO) is a leading fully integrated plasma-based biopharmaceutical company in China. The Company’s products are used as critical therapies during medical emergencies and for the prevention and treatment of life-threatening diseases and immune-deficiency related diseases. China Biologic is headquartered in Beijing and manufactures over 20 different dosage forms of plasma products through its indirect majority-owned subsidiary, Shandong Taibang Biological Products Co., Ltd. and its wholly owned subsidiary, Guizhou Taibang Biological Products Co., Ltd. The Company also has an equity investment in Xi’an Huitian Blood Products Co., Ltd. Since the acquisition of TianXinFu (Beijing) Medical Appliance Co., Ltd. in 2018, China Biologic is also engaged in the sale of medical devices, primarily regenerative medical biomaterial products. The Company sells its products to hospitals, distributors and other healthcare facilities in China. For additional information, please see the Company’s website www.chinabiologic.com.

Safe Harbor Statement

This news release may contain certain “forward-looking statements”. All statements, other than statements of historical fact included herein, are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “intend,” “believe,” “expect,” “are expected to,” “will,” or similar expressions, and involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. The risks and uncertainties include the possibility that the Merger will not occur as planned if events arise that result in the termination of the Merger Agreement, if the expected financing for the Merger is not available for any reason, or if one or more of the various closing conditions to the Merger are not satisfied or waived, and other risks and uncertainties regarding the Merger Agreement and the Merger that will be discussed in the Schedule 13E-3 to be filed with the SEC. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this news release. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact:

China Biologic Products Holdings, Inc.

Mr. Ming Yin

Senior Vice President

Email: ir@chinabiologic.com

The Foote Group

Mr. Philip Lisio

Phone: +86-135-0116-6560

Email: phil@thefootegroup.com

5